Exhibit 99.1

FOR IMMEDIATE RELEASE

ALAMOS GOLD INC. 130 Adelaide Street West, Suite 2200 Toronto, Ontario M5H 3P5 Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Acquires Surface Rights at Cerro Pelon and La Yaqui

Significant Low Cost Production Growth at Mulatos Expected in 2016

Toronto, Ontario (May 28, 2014) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) reported that it has reached an agreement to acquire the surface rights for the Cerro Pelon and La Yaqui satellite deposits at its Mulatos mine allowing for the start of permitting and development activities. Closing of the agreement is subject to completion of due diligence and other customary closing conditions and is scheduled for the end of June 2014.

“We are very pleased to have successfully negotiated an agreement to acquire the surface rights for our Cerro Pelon and La Yaqui satellite deposits. Both deposits exemplify our development pipeline in that they are economically robust, technically simple, open pit, heap leach projects that are inexpensive to build and operate. Cerro Pelon and La Yaqui represent a significant source of near term, low cost, production growth that we expect will drive production at Mulatos back to approximately 200,000 ounces per year, while sharply lowering operating costs. With modest capital and very low operating costs, we expect these deposits to generate significant free cash flow,” said John A. McCluskey, President and Chief Executive Officer.

Cerro Pelon and La Yaqui Project Highlights

•	Incremental low-cost production starting in 2016
•	Combined average production of 33,000 ounces of gold per year over a combined 5 year mine life with peak annual production of nearly 50,000 ounces of gold
•	Production is additive to Mulatos with Cerro Pelon and La Yaqui operating with independent crushing circuits and heap leach pads
•	Combined average life of mine total cash costs (including royalties) below $500 per ounce
•	Significantly higher combined mineral reserve grade of 1.6 grams per tonne of gold (“g/t Au”), nearly double the 2014 budget of 0.85 g/t for open pit, heap leach production
•	Modest pre-production capital expenditures of approximately $21 million to construct both projects and minimal sustaining capital
•	Significant exploration potential at Cerro Pelon

Cerro Pelon and La Yaqui are located approximately 3 kilometres and 7 kilometres (straight line), respectively from the existing Mulatos operation. The deposits are near surface, highly oxidized and amenable to open pit, heap leaching. With their combined mineral reserve grade of 1.6 g/t Au nearly double the 2014 budget, these projects are expected to significantly lower the overall cost profile at Mulatos.

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Development plan – Initial Production Expected in 2016

The focus over the next 18-24 months will be on permitting and developing the two deposits with initial production expected in 2016. The near term focus will be on compiling environmental impact assessments (MIA) for both Cerro Pelon and La Yaqui with approvals expected in approximately 12-15 months. This will be followed by a 6-8 month construction period at La Yaqui and 8-10 month construction period at Cerro Pelon. Initial production from La Yaqui is expected in 2016 followed by Cerro Pelon in 2017. Each project will operate with stand alone heap leach pads and portable crushing circuits which will not displace existing throughput capacity from the main Mulatos crushing circuit and heap leach pad. Total initial capital to construct both projects is expected to be approximately $21 million. In conjunction with the completion of the environmental baseline studies, the Company intends on performing further detailed economic analysis, including securing updated input cost quotes.

Mining and Processing

Both Cerro Pelon and La Yaqui will be mined via conventional open pit methods utilizing traditional drill, blast, loading and hauling. Ore from Cerro Pelon will be mined and stacked at a throughput rate of 2,200 tonnes per day (“tpd”) over a 4 year mine life based on current reserves. La Yaqui will be mined and stacked at a rate of 1,500 tpd over a 3 year mine life based on current reserves. Contract mining and crushing will be employed at both operations. Following leaching, the gold-bearing solution will be processed through independent carbon columns at each project and the loaded carbon will be transported to the existing Mulatos plant for final processing. Both deposits are highly oxidized with initial metallurgical test work demonstrating recoveries above 80%. The Company is budgeting more conservative average combined life of mine recoveries of 75%.

Exploration

Given the lack of access, very little exploration activity has taken place at Cerro Pelon and La Yaqui in recent years. Additionally, both reserve pits remain based on designs utilizing an $800 per ounce gold price with Cerro Pelon offering the most exploration potential through further drilling. Cerro Pelon will be a focus of exploration efforts in the second half of 2014 and into 2015 with an initial 12,000 metre (“m”) drill program planned.

Gold mineralization at Cerro Pelon is primarily controlled by sub-vertical hydrothermal intrusion breccias. Four distinct breccia zones have been identified to date; North, South, West and Cliff Zones. The North and South Zones are well defined by drilling, have strong silica alteration and contain the bulk of the mineralization that has been defined to date.

A new review of the geology and controls on mineralization is underway and this has shown that mineralization is open to the SE and SW. Exploration drilling in 2014 will therefore target a possible 200m strike extension to the deposit in a southerly direction. In addition to this, another 100m of (previously untested) strike extension between two of the zones themselves will be drilled. Infill and definition drilling to tightly define all zones makes up the remainder of the planned 12,000m.

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		La Yaqui	Cerro Pelon	Combined
Initial Production		2016	2017	-
Mine Life	Years	3	4	5
Life of Mine Production	oz Au	60,000	105,400	165,400
Average Annual Production	oz Au	19,800	26,100	33,000
Total Ore Mined	tonnes	1,574,000	2,673,000	4,247,000
Throughput	tpa	550,000	800,000	-
Throughput	tpd	1,500	2,200	-
Waste-to-ore ratio		0.17	2.13	1.38
Average Grade	g/t Au	1.58	1.64	1.62
Recoveries	%	75%	75%	75%
Total Cash Costs	US$/oz	$435	$525	$490
Initial Capital	US$mm	$7	$14	$21

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 550 people and is committed to the highest standards of sustainable development. Alamos has approximately $400 million in cash and cash equivalents, is debt-free, and unhedged to the price of gold. As of May 27, 2014, Alamos had 127,357,488 common shares outstanding (139,110,887 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons

Director, Investor Relations

(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors

Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).

Cautionary non-GAAP Measures and Additional GAAP Measures

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

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“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

In conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company adopted an “all-in sustaining cost per ounce” non-GAAP performance measure in 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

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